

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 24, 2017

David Spivak
Chief Financial Officer
Unit 2, 2nd Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China

> **Re: Seaspan Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2016**
> **Filed March 6, 2017**
> **File No. 001-32591**

Dear Mr. Spivak:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure